Form 3

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility
Holding Company Act of 1935 or Section 30(h) of the Investment Company Act of 1940

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1. Name and Address of Reporting Person* Lehman Brothers Holdings Inc. (Last) (First) (Middle) 745 Seventh Avenue (Street) New York, New York 10019 (City) (State) (Zip)	2. Date of Event Requiring Statement (Month/Day/Year) 03/04/2003	4. Issuer Name and Ticker or Trading Symbol Sirius Satellite Radio Inc. (SIRI)
	3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary) 13-3216325	5. Relationship of Reporting Person(s) to Issuer (Check all applicable) ___ Director _X_ 10% Owner ___ Officer (give title below) ___ Other (specify below)	6. If Amendment, Date of Original (Month/Day/Year) 03-07-2003
7. Individual or Joint/Group Filing (Check Applicable Line) ___ Form filed by One Reporting Person _X_ Form filed by More than One Reporting Person
Table I - Non-Derivative Securities Beneficially Owned
1. Title of Security (Instr. 4)	2. Amount of Securities Beneficially Owned (Instr. 4)	3. Ownership Form: Direct (D) or Indirect (I) (Instr. 5)	4. Nature of Indirect Beneficial Ownership (Instr. 5)
Common Stock, par value $0.01	144,658,823	I	(1)
Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly. * If the form is filed by more than one reporting person, see Instructions 5(b)(v).

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.	(Over) SEC 1474 (7-02)
Table II - Derivative Securities Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)
1. Title of Derivative Security (Instr. 4)	2. Date Exercisable and Expiration Date (Month/Day/Year)		3. Title and Amount of Securities Underlying Derivative Security (Instr. 4)		4. Conversion or Exercise Price of Derivative Security	5. Ownership Form of Derivative Security: Direct (D) or Indirect (I) (Instr. 5)	6. Nature of Indirect Beneficial Ownership (Instr. 5)
	Date Exercisable	Expiration Date	Title	Amount or Number of Shares
Common Stock Warrants (the "Warrants")	(2)	(3)	Common Stock	2,100,000 (4)	$15.00 (4)	I	(5)
Explanation of Responses:

(1) All of the shares of Common Stock, par value $0.01 reported herein are actually owned by Lehman Brothers Inc. ("LBI"), a broker-dealer registered under Section 15 of the Securities Exchange Act, which is a wholly-owned subsidiary of the Reporting Person.

(2) Immediately.

(3) 525,000 of the Warrants reported herein expire on December 27, 2010, 1,050,000 of the Warrants expire on March 7, 2011 and 525,000 of the Warrants expire on April 4, 2011.

(4) In addition to standard anti-dilution provisions, in the event the Issuer issues common stock in the proposed restructuring at a price below the current market price per share, as of the issue date the number of shares of common stock issuable upon the exercise of the warrants and the exercise price of the warrants will be adjusted.

(5) All of the Warrants reported herein are actualy owned by Lehman Commercial Paper Inc., a wholly-owned subsidiary of LBI.

JOINT FILER INFORMATION

Title of Security: Common Stock

Issuer & Ticker Symbol: Sirius Satellite Radio Inc. (SIRI)

Designated Filer: Lehman Brothers Holdings Inc.

Other Joint Filer(s):

Lehman Brothers Inc.
745 Seventh Avenue
New York, New York 10019

Lehman Commercial Paper Inc.
745 Seventh Avenue
New York, New York 10019

Date of Event
Requiring Statement: March 4, 2003

Signature on behalf
of Other Joint Filer(s):

/s/ Oliver Budde
Oliver Budde
Vice President & Authorized Signatory

**	Intentional misstatements || omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).	/s/ Oliver Budde **Signature of Reporting Person	03/12/2003 Date
Note:	File three copies of this Form, one of which must be manually signed. If space is insufficient, See Instruction 6 for procedure.